SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Pioneer Southwest Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

72388B 106

(CUSIP Number)

Mark S. Berg

Pioneer Southwest Energy Partners L.P.

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

Tel: (972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources Company 75-2702753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 18,721,200 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 18,721,200 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 18,721,200 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Pioneer Natural Resources USA, Inc. is the record holder of these Common Units. See Item 3 of Schedule 13D.

Common Unit CUSIP No. 72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources USA, Inc. 75-2516853
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 18,721,200 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 18,721,200 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 18,721,200 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Pioneer Natural Resources Company may be deemed to beneficially own these Common Units. See Item 3 of Schedule 13D.

AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2008 by Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), and Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA” and, collectively with Pioneer, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed with the Commission on December 16, 2011 (as amended, the “Original Schedule 13D”).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) are as follows:

Name	Pioneer Position	Pioneer USA Position	Amount Beneficially Owned
Scott D. Sheffield	Chairman of the Board of Directors and Chief Executive Officer	Chief Executive Officer	26,015

Timothy L. Dove	President and Chief Operating Officer	President and Chief Operating Officer, Director	8,068

Mark S. Berg	Executive Vice President and General Counsel	Executive Vice President and General Counsel, Director	11,426

Chris J. Cheatwood	Executive Vice President, Business Development and Geoscience	Executive Vice President, Business Development and Geoscience, Director	10,000

Richard P. Dealy	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Director	23,822

William F. Hannes	Executive Vice President, Southern Wolfcamp Operations	Executive Vice President, Southern Wolfcamp Operations, Director	9,330

Danny L. Kellum	Executive Vice President, Permian Operations	Executive Vice President, Permian Operations, Director	2,292

Jay P. Still	Executive Vice President, Domestic Operations	Executive Vice President, Domestic Operations, Director	400

Name	Pioneer Position	Pioneer USA Position	Amount Beneficially Owned
Frank W. Hall	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer	8,000

Thomas D. Arthur	Director, Independent Businessman	None	0

Edison C. Buchanan	Director, Independent Businessman	None	0

Andrew F. Cates	Director, Managing Member, Value Acquisition Fund	None	0

R. Hartwell Gardner	Director, Independent Businessman	None	0

Charles E. Ramsey, Jr.	Director, Independent Businessman	None	0

Frank A. Risch	Director, Independent Businessman	None	0

J. Kenneth Thompson	Director, President and Chief Executive Officer, Pacific Star Energy, LLC	None	0

Jim A. Watson	Director, Senior Counsel at Carrington, Coleman, Sloman & Blumenthal, LLP	None	0

(b) The principal business address and principal office address of the executive officers and directors listed above is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.

(c) The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer/director of Pioneer and Pioneer USA, except as otherwise noted.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), the Reporting Persons anticipate that the funding for such transaction will consist of newly issued shares of Common Stock of Pioneer as described in Item 4, and cash in lieu of fractional shares of Common Stock payable from the working capital of Pioneer.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

On May 7, 2013, Pioneer delivered a proposal (the “Proposal”) to the Chairman of the Conflicts Committee (the “Conflicts Committee”) of Pioneer Natural Resources GP LLC, the general partner of the Issuer, to acquire all of the outstanding Common Units of the Issuer that are held by unitholders other than Pioneer or its subsidiaries, for consideration of 0.2234 of a share of Common Stock of Pioneer, par value $0.01 per share, for each outstanding Common Unit of the Issuer held by such unitholders, in a transaction to be structured as a merger of the Issuer with a wholly-owned subsidiary of Pioneer. In proposing the 0.2234 exchange ratio, Pioneer stated that it has assumed that a regular quarterly Common Unit distribution of $0.52 per Common Unit will be declared in July and that, thereafter, Common Unit distributions will be suspended while the transaction is pending. The consummation of the transactions contemplated by the Proposal is subject to Pioneer board approval, approval of the Conflicts Committee and negotiation of a definitive agreement.

While the Proposal remains under consideration or negotiation by the Issuer and its Conflicts Committee, the Reporting Persons may respond to inquiries from the Issuer and the Conflicts Committee or its representatives. Each Reporting Person does not intend to update additional disclosures in its Schedule 13D regarding any other plans or proposals by Pioneer until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. A copy of the Proposal is filed herewith as Exhibit 99.1 and is incorporated by reference into this Item 4.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

Sub-Items (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) (1)	Pioneer USA is the record and beneficial owner of an aggregate of 18,721,200 Common Units, representing 52.4% of the Common Units.

(2)	Pioneer does not directly own any units. In its capacity as the 100% owner of Pioneer USA, Pioneer may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 18,721,200 Common Units, representing 52.4% of the Common Units.

(3)	The filing of this Amendment shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Amendment other than securities owned of record by such Reporting Person.

(4)

Except as indicated in Item 2 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons named in Item 2 of this Amendment owns beneficially, or has any right to acquire, directly or indirectly any Common Units, other than through the award of phantom units with distribution equivalent rights pursuant to the Issuer’s 2008 Long Term Incentive Plan. The following Listed Persons hold phantom units for the following amounts: Scott Sheffield, 65,043 units; Richard Dealy, 21,780 units; and Danny Kellum, 12,076 units. To the Reporting Persons’ knowledge, certain of the Listed Persons named in Item 2 of this Amendment beneficially own Common Units in the amounts set forth next to their names in Item 2.

(b)	The information set forth in Items 7 through 11 of the cover pages of Schedule 13D, as amended by this Amendment, are incorporated herein by reference. The executive officers and members of the board of directors of Pioneer USA, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by Pioneer USA, subject to certain exceptions.

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons, has effected transactions in the Common Units in the past sixty days, other than with respect to the Common Units reported herein (including the Common Units listed opposite certain Listed Persons’ names in Item 2 hereof).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibit 99.1 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

99.1*	Proposal Letter from Pioneer Natural Resources Company to the Chairman of the Conflicts Committee of the Board of Directors of Pioneer Natural Resources GP LLC, dated May 7, 2013.

99.2	Joint Filing Agreement among the Reporting Persons dated May 15, 2008 (incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D filed on May 15, 2008).

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2013	PIONEER NATURAL RESOURCES COMPANY

	By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President and General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2013	PIONEER NATURAL RESOURCES USA, INC.

	By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President and General Counsel

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibits:

99.1*	Proposal Letter from Pioneer Natural Resources Company to the Chairman of the Conflicts Committee of the Board of Directors of Pioneer Natural Resources GP LLC, dated May 7, 2013.

99.2	Joint Filing Agreement among the Reporting Persons dated May 15, 2008 (incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D filed on May 15, 2008).

*	Filed herewith